Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr
Press Release June 20, 2024

TEN, LTD. REPORTS PROFITS FOR THE FIRST QUARTER 2024 AND SETS DATE FOR FIRST COMMON SHARE SEMI-ANNUAL DIVIDEND OF $0.60

Dividend doubles from amount paid at same time last year

Significant fleet renewal - increased sale & purchase and newbuilding activity since beginning of 2024

Green initiative on target - Six Dual-Fuel LNG vessels fully operational

New NYSE Ticker Symbol “TEN” effective July 1st, 2024

Tanker market fundamentals remain solid

June 20, 2024 – TEN, Ltd (TEN) (NYSE: TNP) (the “Company”) today reported results (unaudited) for the quarter ended March 31, 2024.

Q1 2024 SUMMARY RESULTS

The first quarter of 2024 has been the springboard for TEN’s green drive with a series of vessel renewals and future growth initiatives. During this time, the fleet averaged almost two vessels fewer than in the equivalent 2023 period and had eight vessels undergoing scheduled drydockings and repairs compared to only two vessels in the first quarter of 2023. Despite these fleet adjustments and necessary maintenance procedures, voyage revenues reached a healthy $201.6 million and operating income settled at $76.2 million, including $16.2 million of capital gains from sale of vessel.

Net income for the first quarter of 2024 at $54.0 million, resulting in $1.60 earnings per share.

The aforementioned fleet maintenance in the first quarter of 2024 reduced average utilization to 91.3% from 96.4% in the first quarter of 2023, resulting in healthy time charter equivalent earnings (TCE) of $33,403 per ship per day.

Adjusted EBITDA for the first quarter of 2024, impacted by the reduced fleet size and the increased number of off-hire days due to drydockings, totaled $100.5 million.

The Company’s cash reserves remained at a solid $344.0 million as of March 31, 2024.

Visit our company website at: http://www.tenn.gr

During the first quarter of 2024, TEN took delivery of three modern dual-fuel LNG powered vessels. These vessels were financed by cash-at-hand and bank loans at competitive terms. As a result, bank debt at the end of the first quarter of 2024 reached $1.66 billion. During the first quarter of 2024, interest costs remained similar to the equivalent period of 2023, at $25.1 million.

Fleet depreciation, primarily due to the addition of three modern vessels, edged higher at $32.5 million from $29.7 million in the equivalent period of 2023.

Vessel operating expenses were kept at steady levels during the first quarters of 2023 and 2024, respectively, at $48.6 million or $9,387 per ship per day.

SUBSEQUENT EVENTS

As previously announced, from July 1st, 2024 onwards, the ticker symbol for TEN’s common shares will change from “TNP” to “TEN”. TEN’s preferred shares will correspondingly transition to the new ticker and will trade on the New York Stock Exchange (NYSE) under the symbols “TEN-PRE” and “TEN-PRF”.

On June 14, 2024, the Company’s Board of Directors appointed Mr. Harrys Kosmatos, TEN’s Corporate Development Officer as the Company’s co-Chief Financial Officer, effective July 1st, 2024. Mr. Kosmatos will work alongside and complement Mr. Paul Durham, TEN’s long-standing Chief Financial Officer.

Following the introduction of four vessels and the sale of one suezmax in the first quarter of 2024, TEN has taken delivery of another four vessels from Viken Crude AS and sold to third party interests two aframaxes, one suezmax and one LNG carrier for a substantial profit. In addition, TEN is in firm discussions with a Far Eastern yard for the construction of five LR1 newbuildings with expected delivery between the second quarter of 2027 and third quarter of 2028.

This heightened activity in 2024 so far, has resulted in the divestment of assets of 0.6 million deadweight tonnes with an average age of 17.5 years and their concurrent replacement with environmentally friendly vessels of 1.4 million deadwight tonnes averaging 1.5 years.

CORPORATE AFFAIRS - DIVIDEND

On July 18, 2024, TEN will distribute to common shareholders a first semi-annual dividend of $0.60 per share to shareholders of record on July 12, 2024. Inclusive of this upcoming payment, which is double the first semi-annual dividend of 2023, TEN has distributed over $800 million of common and preferred share dividends, $546 million of which to common shareholders, since the Company’s 2002 NYSE listing.

CORPORATE STRATEGY

TEN’s stated policy of expanding its “green” footprint while divesting from its first-generation tankers continues unabated. The first half of 2024 was one of the busiest ever for the Company which engaged in activities relating to sales, acquisitions and new orders of 14 vessels, five of which in the first quarter. TEN today operates a fleet of six vessels with alternative fuel capabilities, all on long-term contracts to oil majors.

The greenship initiative of the fleet has complemented TEN’s cash generating ability and assisted the Company in increasing its reserves to about $450 million at mid-year. TEN’s fleet modernization is on track, and shareholder value should continue to grow.

Visit our company website at: http://www.tenn.gr

With a well-balanced fleet of vessels operating in flexible and secured revenue contracts, a right balance has been struck to, on the one hand, safeguard TEN’s ability to benefit from market peaks, while on the other, provide adequate cover for the fleet’s expenses. It is this equilibrium and ability to adjust to market conditions, without assuming unnecessary risks, that has enabled TEN to maintain its uninterrupted dividend payment record while making TEN an operator of choice for the transportation needs of its blue-chip clientele.

The tanker markets are on a solid path forward, fueled by the continuous tightness in the supply and demand of tonnage spurred by geopolitical tensions across numerous, geographically significant for maritime trade, regions. This should enable both freight rates and asset values to remain elevated for the foreseeable future. The creation of new trading routes and the indiscriminate targeting of vessels in the Red Sea have resulted in the over-lengthening of the already stretched global ton-miles.

“True to our strategy of vessel divestments and timely acquisitions, including new orders, TEN maintains the reputation it has built over the decades in the global maritime energy markets,” Mr. George Saroglou, President & COO of TEN commented. “With such heightened renewals activity since the beginning of the year, coupled with a dividend that is twice the amount paid to shareholders this time last year, we remain confident the TEN’s stock price will continue to rise and eventually reflect its true value,” Mr. Saroglou concluded.

TEN’s CURRENT NEWBUILDING PROGRAM

#	Name	Type	Expected Delivery	Status	Employment
1	Athens 04	DP2 Shuttle Tanker	Q2 2025	Under Construction	Yes
2	Paris 24	DP2 Shuttle Tanker	Q2 2025	Under Construction	Yes
3	Anfield	DP2 Shuttle Tanker	Q3 2026	Under Construction	Yes
4	TBN	Suezmax – Scrubber Fitted	Q2 2025	Under Construction	Under Discussion
5	TBN	Suezmax – Scrubber Fitted	Q4 2025	Under Construction	Under Discussion
6	TBN	MR – Scrubber Fitted	Q1 2026	Under Construction	Under Discussion
7	TBN	MR – Scrubber Fitted	Q1 2026	Under Construction	Under Discussion
8	TBN	Panamax LR1	Q2 2027	Under Construction	Under Discussion
9	TBN	Panamax LR1	Q1 2028	Under Construction	Under Discussion
10	TBN	Panamax LR1	Q1 2028	Under Construction	Under Discussion
11	TBN	Panamax LR1	Q2 2028	Under Construction	Under Discussion
12	TBN	Panamax LR1	Q3 2028	Under Construction	Under Discussion

ABOUT TSAKOS ENERGY NAVIGATION

TEN, founded in 1993 and celebrating this year 31-years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 74 vessels, including three DP2 shuttle tankers, two scrubber-fitted suezmax vessels, two scrubber-fitted MR product tankers and five scrubber-fitted LR1 tankers under construction, consisting of a mix of crude tankers, product tankers and LNG carries, totaling over 9.0 million dwt.

Visit our company website at: http://www.tenn.gr

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Conference Call Details:

As announced previously, today, Thursday, June 20, 2024 at 10:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-405-1226 (US Toll-Free Dial In) or +1 201-689-7823 (US and Standard International Dial In). Please quote “Tsakos” to the operator and/or conference ID 13747051. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Simultaneous Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.tenn.gr and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou, President & COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended March 31 (unaudited)
	2024	2023
STATEMENT OF OPERATIONS DATA
Voyage revenues	$201,589	$261,212

Voyage expenses	42,020	45,898
Charter hire expense	6,013	6,792
Vessel operating expenses	48,626	48,275
Depreciation and amortization	37,526	35,139
General and administrative expenses	7,326	7,157
Gain on sale of vessels	(16,167)	(81,198)

Total expenses	125,344	62,063

Operating income	76,245	199,149

Interest and finance costs, net	(25,145)	(24,515)
Interest income	3,248	2,763
Other, net	70	61

Total other expenses, net	(21,827)	(21,691)

Net income	54,418	177,458
Less: Net income attributable to the noncontrolling interest	(384)	(908)

Net income attributable to Tsakos Energy Navigation Limited	$54,034	$176,550

Effect of preferred dividends	(6,750)	(8,673)

Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$47,284	$167,877

Earnings per share, basic and diluted	$1.60	$5.69

Weighted average number of common shares, basic and diluted	29,505,603	29,505,603

	March 31 2024	December 31 2023
BALANCE SHEET DATA
Cash	343,994	376,694
Other assets	229,788	236,800
Vessels, net	2,785,561	2,600,021
Advances for vessels under construction and acquisitions	143,432	150,575

Total assets	$3,502,775	$3,364,090

Debt and other financial liabilities, net of deferred finance costs	1,659,845	1,562,657
Other liabilities	161,477	148,786
Stockholders’ equity	1,681,453	1,652,647

Total liabilities and stockholders’ equity	$3,502,775	$3,364,090

		Three months ended March 31
		2024	2023
OTHER FINANCIAL DATA
Net cash provided by operating activities		$74,958	$115,006
Net cash (used in) provided by investing activities		$(197,016)	$86,323
Net cash provided by (used in) financing activities		$89,358	$(35,086)
TCE per ship per day		$33,403	$41,882
Operating expenses per ship per day		$9,387	$9,213
Vessel overhead costs per ship per day		$1,323	$1,279

		10,710	10,492
FLEET DATA
Average number of vessels during period		60.9	62.2
Number of vessels at end of period		62.0	58.0
Average age of fleet at end of period	Years	10.3	10.2
Dwt at end of period (in thousands)		7,581	7,178
Time charter employment—fixed rate	Days	2,630	2,277
Time charter and pool employment—variable rate	Days	1,392	1,801
Period employment coa at market rates	Days	—	61
Spot voyage employment at market rates	Days	1,035	1,252

Total operating days		5,057	5,391
Total available days		5,539	5,594
Utilization		91.3%	96.4%

Non-GAAP Measures

Reconciliation of Net income to Adjusted EBITDA

	Three months ended March 31
	2024	2023
Net income attributable to Tsakos Energy Navigation Limited	$54,034	$176,550
Depreciation and amortization	37,526	35,139
Interest Expense	25,145	24,515
Gain on sale of vessels	(16,167)	(81,198)

Adjusted EBITDA	$100,538	$155,006

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i) TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 171 days lost for the first quarter of 2024 as a result of calculating revenue on a loading to discharge basis, compared to 164 days lost for the first quarter of 2023.

(ii) Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii) Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv) Adjusted EBITDA. See above for reconciliation to net income.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.